February 7, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: TriUnity Business Services Ltd

Registration Statement on Form S-1/A

Filed January 28, 2025

File No. 333-282541

To the men and women of the SEC:

On behalf of TriUnity Business Services Ltd, (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated February 4, 2025 addressed to Ms. Jervey Choon, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form S-1/A on January 28, 2025.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Amendment No. 4 to Registration Statement on Form S-1

Financial Statements, page F-10

1. You present unaudited financial statements for the period ended October 31, 2024; however, the header states “Audited Financial Statements.” Please revise the audited label to unaudited.

Company Response: We have revised accordingly.

Statement of Stockholders' Equity, page F-13

2. Please revise to mark the activity and balance for the three months ended October, 31, 2024 as unaudited.

Company Response:

We have revised accordingly.

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: February 7, 2025

/s/ Jervey Choon

Jervey Choon

Chief Executive Officer